SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)

California Pizza Kitchen, Inc.

(Name of Subject Company)

California Pizza Kitchen, Inc.

(Name of Persons Filing Statement)

Common stock, par value $0.01 per share

(Title of Class of Securities)

13054D109

(CUSIP Number of Class of Securities)

Richard L. Rosenfield Co-Chief Executive Officer and Co-President California Pizza Kitchen, Inc. 6053 West Century Boulevard, 11th Floor Los Angeles, California 90045-6438 (310) 342-5000	Larry S. Flax Co-Chief Executive Officer and Co-President California Pizza Kitchen, Inc. 6053 West Century Boulevard, 11th Floor Los Angeles, California 90045-6438 (310) 342-5000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Paul D. Tosetti, Esq.

J. Scott Hodgkins, Esq.

Latham & Watkins LLP

355 South Grand Avenue

Los Angeles, California 90071-1560

(213) 485-1234

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by California Pizza Kitchen, Inc., a Delaware corporation (the “Company”), on June 8, 2011, and amended on June 15, 2011 and June 20, 2011. The Statement relates to the tender offer by CPK Merger Sub Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of CPK Holdings Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company at a purchase price of $18.50 per share, net to the holder in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 8, 2011, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Parent and certain of its affiliates, including Purchaser, with the SEC on June 8, 2011.

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by adding the following after the first sentence of the second full paragraph under the heading “Background of the Offer and Merger; Reasons for Recommendation—Background of the Offer and Merger” on page 18 of the Statement:

“Moelis representatives discussed with the Special Committee the strategic options for advancing proposals made by the two potential buyers and the level of diligence each had conducted to date.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by replacing the last sentence of the fourth paragraph under the heading “Background of the Offer and Merger; Reasons for Recommendation—Background of the Offer and Merger” on page 18 of the Statement with the following:

“During this period, representatives of Golden Gate Private Equity participated in several meetings with the Company’s management to discuss the business and other customary due diligence matters, including historical financial results, store performance and current operations. Messrs. Rosenfield and Flax also met with representatives of Golden Gate Private Equity for a general introduction to Golden Gate Private Equity.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by adding the following sentence to the end of the fifth paragraph under the heading “Background of the Offer and Merger; Reasons for Recommendation—Background of the Offer and Merger” on page 18 of the Statement:

“In making this determination, the Company Board considered many of the items discussed during the management presentation, including the historical performance of the Company’s restaurants, planned store openings, product licensing and related growth opportunities, franchising and international development, marketing and product expansion, relationships with landlords, activities of competitors, brand development, and general business strategies and goals.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by adding the following after the third sentence of the fourth full paragraph under the heading “Background of the Offer and Merger; Reasons for Recommendation—Background of the Offer and Merger” on page 21 of the Statement:

“Also at the meeting, at which representatives of Moelis, L&W and RLF were present, representatives of Moelis discussed with the Company Board a summary of the strategic review process to date.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by replacing the last paragraph under the heading “Background of the Offer and Merger; Reasons for Recommendation—Background of the Offer and Merger” on pages 21 and 22 of the Statement with the following:

“On May 23, with the parties having reached agreement on the material terms of the merger agreement and the ancillary documents, Mr. Rosenfield and Mr. Flax were permitted by the Special Committee to have, and did have, discussions with representatives of Golden Gate Private Equity regarding the potential post-merger role of Mr. Rosenfield and Mr. Flax with the Company. No specific terms or commitments regarding employment or compensation were discussed or agreed to, but Messrs. Rosenfield and Flax left the discussions with the understanding that their current employment contracts with the Company would be honored in present form, and expressed during the meeting their willingness to honor their contracts in their present form. Messrs. Rosenfield and Flax and representatives of Golden Gate Private Equity also indicated a mutual willingness for Messrs. Rosenfield and Flax to continue to serve the Company post-merger in one or more capacities, though no commitments were made with respect to any particular roles for Messrs. Rosenfield and Flax. Similarly, there were no discussions, agreements or understandings with respect to the period of time Messrs. Rosenfield and Flax would serve the Company in any particular capacity and no terms of compensation were discussed. During these conversations, Golden Gate Private Equity discussed its views on, and need for, management succession planning. Legal advisors to each of the Special Committee and Golden Gate Private Equity were also present for these discussions. Since May 23, no specific terms or commitments with respect to post-merger employment of Messrs. Rosenfield and Flax or any other members of the Company’s senior management have been negotiated or agreed to, in writing or otherwise.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by adding the following after the third sentence of the third paragraph under the heading “Opinion of the Company’s Financial Advisor” on page 35 of the Statement:

“Moelis is not providing, and has not provided, investment banking services to Golden Gate Capital in connection with the transactions contemplated by the Merger Agreement.”

ITEM 8. ADDITIONAL INFORMATION.

Item 8, “Additional Information” is hereby amended and supplemented by adding the following paragraph immediately before the last paragraph under the heading “Certain Company Projections” on page 45 of the Statement:

“In the summary above, the Company has included forecasts for Adjusted EBITDA solely because they were included in the Projections that were provided to potential buyers, including Golden Gate Private Equity, and Moelis. In connection with its review of strategic alternatives, the Company elected to include Adjusted EBITDA in the Projections because we believe that it is one of the primary metrics used by certain buyers to evaluate pricing in a potential acquisition transaction. However, Adjusted EBITDA has significant limitations as an analytical tool, should not be considered in isolation and should not be considered as a substitute for GAAP measures. Among other limitations, in considering Adjusted EBITDA in connection with the Projections, you should understand that Adjusted EBITDA does not include interest expenses or taxes, neither of which the Company has forecast in the Projections. Interest expense or the cash requirements necessary to service interest or principal payments on existing indebtedness or indebtedness that we may incur in the future may have a significant impact on the Company’s future net income and future cash flows. Similarly, future tax payments may represent a significant use of the Company’s cash and may significantly affect the Company’s future net income. Moreover, in considering Adjusted EBITDA in connection with the Projections, please be aware that net income, rather than operating income, is the most directly comparable GAAP financial measure. Because the Company has not forecast either interest expense or taxes, the Company is unable to provide a quantitative reconciliation of projected Adjusted EBITDA to projected net income. In preparing the Projections, the Company did not forecast future interest expense because it would have required the Company to make assumptions about the Company’s future capital structure that arguably would have little utility to potential buyers, who would have differing views regarding the appropriate post-acquisition capital structure for the Company’s business and different financing options available to them. Similarly, projecting taxes would require the Company to make estimates of future tax policy in various jurisdictions that potential buyers would be capable of making themselves. Because the absence of these additional forecasts prevents the Company from reconciling projected Adjusted EBITDA to projected net income, you should not unduly rely on Adjusted EBITDA in evaluating the Projections, and should consider Adjusted EBITDA only after considering the potential impact of, and variance in, interest expense and tax payments going forward.”

Item 8, “Additional Information” is hereby amended and supplemented by amending the first full paragraph under the heading “Forward-Looking Statements” on page 46 of the Statement to read as follows:

“Although the Company believes the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance or achievements. All forward-looking statements are made only as of the date they are made and you should not rely upon forward-looking statements as predictions of future events. Except as may be required by law, the Company does not undertake any responsibility to update any of these forward-looking statements to conform its prior statements to actual results or revised expectations.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

CALIFORNIA PIZZA KITCHEN, INC. a Delaware corporation

Dated: June 22, 2011	By:	/s/ Richard L. Rosenfield
Co-Chairman of the Board, Co-Chief Executive Officer, and Co-President

	By:	/s/ Larry S. Flax
Co-Chairman of the Board, Co-Chief Executive Officer, and Co-President